UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to                                             .

Commission File No.  001-31970

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRW Automotive Retirement Savings Plan for Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRW Automotive Holdings Corp.

12001 Tech Center Drive

Livonia, Michigan 48150

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TRW Automotive Retirement Savings Plan for Hourly Employees

As of December 31, 2012 and 2011, and for the Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

TRW Automotive
 Retirement Savings Plan for Hourly Employees

Audited Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011, and
for the Year Ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Administrative Committee of the

TRW Automotive Retirement Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of TRW Automotive Retirement Savings Plan for Hourly Employees as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 26, 2013

TRW Automotive
Retirement Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Notes receivable from participants	$1,992,979	$1,644,996
Employer contribution receivable	4,558	2,251
Other receivables	6,731	—
Total receivables	2,004,268	1,647,247

Investments at fair value:
Interest-bearing cash	1,475	1,341
Mutual funds	20,629,657	16,861,881
Common/collective trust fund	4,007,019	4,580,135
TRW Common Stock Fund	7,748,926	5,057,042
Total investments	32,387,077	26,500,399
Total assets reflecting investments at fair value	34,391,345	28,147,646

Liabilities
Excess contributions payable	(73,773)	(75,663)
Total liabilities	(73,773)	(75,663)

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(108,669)	(111,282)
Net assets available for benefits	$34,208,903	$27,960,701

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Interest and dividends	$780,307
Interest income on notes receivable from participants	57,393
Employer contributions	677,368
Employee contributions	2,506,932
Employee rollovers	1,037,528
Total additions	5,059,528

Deductions
Benefit payments	3,882,408
Administrative expenses	51,460
Total deductions	3,933,868
Net realized and unrealized appreciation in fair value of investments	5,122,542

Net increase	6,248,202
Net assets available for benefits at beginning of year	27,960,701
Net assets available for benefits at end of year	$34,208,903

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2012

1. Description of Plan

The following description of the TRW Automotive Retirement Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution benefit plan designed to provide eligible employees of a participating plant, division, subsidiary, or affiliate of Kelsey-Hayes Company, the sponsor of the Plan, with a vehicle to systematically save funds to supplement their retirement benefits. Kelsey-Hayes Company (the Company) is a wholly owned subsidiary of TRW Automotive Inc. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Hourly employees covered by collective bargaining agreements are eligible to participate in the Plan based on the terms of the applicable collective bargaining agreements, generally after one year of service.

Employee Contributions

Each year, participants may contribute a percentage of pretax annual compensation not to exceed the applicable Internal Revenue Code (IRC) limitations ($17,000 for 2012 and $16,500 for 2011). Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. For 2012 and 2011, a participant who was 50 years old on or before the last day of the plan year-end was eligible to make an additional catch-up contribution of $5,500.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s investment options. Participants may change their investment options or transfer assets between investment options at any time during the year.

Employer Contributions

The Company matches an amount equal to 50% of the participant’s pretax contribution up to 6% of the participant’s compensation for the vast majority of hourly participants. The Company also contributes to the following bargaining groups:

Fayette hourly participants: The Company contributes 50% of the participant’s pretax contributions up to 4% of the participant’s compensation for employees under the Fayette collective bargaining agreement.

Saginaw hourly participants: The Company contributes to the Plan an amount equal to 30% of the first 7% of the employee’s elective deferral contributions for certain hourly employees of TRW Integrated Chassis Systems LLC.

Matching contributions made in TRW Automotive Holdings Corp. stock become diversifiable after the calendar year in which the contributions are made.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contribution, if applicable, and the earnings on invested contributions. The benefit to which a participant is entitled cannot exceed the participant’s vested account balance.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. For Company matching contributions, vesting is 20% each year beginning with the second year of employment, and a participant will be 100% vested after six years of credited service. Full vesting also occurs upon retirement, permanent disability, or death.

For Saginaw hourly employees, 100% vesting in Company matching contributions occurs after three years of service.

Forfeitures

Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions or administrative expenses. Forfeited funds are transferred to the Fidelity Managed Income Portfolio II fund. At December 31, 2012 and 2011, respectively, $5 and $3,096 of forfeited funds were available.

Notes Receivable From Participants

Participants may borrow an amount limited to the lesser of 50% of their vested account balance or $50,000. The loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding quarter plus one percentage point. Principal and interest are paid ratably through regular payroll deductions.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement, disability, or death, the entire balance of the participant’s account becomes payable to the participant or the participant’s beneficiary. Upon any other termination of employment, the participant receives the vested portion of his or her account. Financial hardship withdrawals and in-service withdrawals are permitted as defined by the Plan.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRC, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

In-service withdrawals are available either from the participant’s after-tax contributions and/or rollover contributions or upon attainment of age 59 1/2 under certain provisions of the Plan.

Administrative Expenses

Certain administrative expenses of the Plan related to loan setup, withdrawals, and qualified domestic relations orders are paid by the participants. All other administrative expenses are paid for by the Company.

Plan Termination

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the respective collective bargaining agreements. In the event of the Plan’s termination, participants will become 100% vested in their accounts, and distributions to participants and beneficiaries will be made at such time after termination of the Plan as provided by the plan agreement.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRC are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2012 and 2011 excess contributions to the applicable participants by March 15, 2013 and 2012, respectively.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

One investment option of the Plan includes investment contracts through a common-collective trust (Fidelity Managed Income Portfolio II). This fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio II is based on information reported by the issuer of the common-collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio II represents contributions plus earnings, less participant withdrawals and administrative expenses.

The common/collective trust fund is designed to preserve principal and accumulate earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Relevant Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefit or its changes in net assets available for benefits.

3. Investments

During the year ended December 31, 2012, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Mutual funds/common-collective trust fund	$1,952,550
TRW Common Stock Fund	3,169,992
$5,122,542

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Investments (continued)

The December 31st fair value of individual investments that represented 5% or more of the Plan’s beginning of the year net assets available for benefits at fair value is as follows:

	December 31
	2012	2011

Fidelity Managed Income Portfolio II	$4,007,019	$4,580,135
Hartford MidCap Fund	1,922,184	1,642,325
ING Small Company Fund	1,672,034	1,537,666
PIMCO Total Return Fund — Administrative Class	3,157,458	2,759,336
TRW Common Stock Fund*	7,748,926	5,057,042
Victory Diversified Stock — Class A	1,901,433	2,005,656

* Participant- or nonparticipant-directed

Nonparticipant-Directed Investments

The TRW Common Stock Fund is participant- and nonparticipant- directed. Information about the net assets and the significant components of changes in net assets related to this fund is as follows:

	December 31
	2012	2011

TRW Common Stock Fund	$7,748,926	$5,057,042

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Investments (continued)

Year Ended
December 31, 2012
Change in TRW Common Stock Fund:
Contributions	$739,756
Net realized and unrealized appreciation in fair value	3,169,992
Exchange in	273,722
Distributions	(503,656)
Exchange out	(1,010,448)
Other	22,518
$2,691,884

4. Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical or comparable assets and liabilities. The Company utilized the market approach to determine the fair value of its assets under Level 1 of the fair value hierarchy.

Level 2 — The fair values determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data under the market approach. Inputs include quoted prices for similar assets and liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves, and other items that allow value to be determined.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 3 — The Company would utilize the income approach or the cost approach, as appropriate, to determine the fair value of its assets and liabilities under Level 3 of the fair value hierarchy. The fair value would be derived principally from unobservable inputs from the Company’s own assumptions about market risk, developed based on the best information available, subject to cost-benefit analysis, and may include the Company’s own data. When there are no observable comparables, inputs used to determine value are derived from company-specific inputs, such as projected financial data and the Company’s own views about the assumption that market participant would use.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest-level input that is significant to the fair value measure in its entirety.

The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.

Mutual funds: Valued at quoted market prices, which represent net asset value (NAV) of shares held by the Plan at year-end.

Equity securities: Valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year.

The TRW Common Stock Fund invests in TRW Automotive Holdings Corp. common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions; however, no such reserves existed as of December 31, 2012 and 2011. TRW common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year, which represents the value of the fund as of December 31, 2012 and 2011.

Common-collective trust fund: Valued at NAV provided by the administrators of the funds.  The NAV is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$1,475	$—	$—	$1,475
Mutual funds:
Money market	—	—	—	—
Domestic equities	9,800,775	—	—	9,800,775
International equities	1,400,690	—	—	1,400,690
Lifecycle funds	6,261,542	—	—	6,261,542
Bond fund	3,157,458	—	—	3,157,458
Self directed brokerage accounts — mutual funds:
Money market	2,202	—	—	2,202
Domestic equities	6,990	—	—	6,990
Common fund/collective trust	—	4,007,019	—	4,007,019
TRW Common Stock Fund	7,748,926	—	—	7,748,926
Total investments at fair value	$28,380,058	$4,007,019	$—	$32,387,077

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$1,341	$—	$—	$1,341
Mutual funds:
Money market	833	—	—	833
Domestic equities	9,038,737	—	—	9,038,737
International equities	1,216,739	—	—	1,216,739
Lifecycle funds	3,846,236	—	—	3,846,236
Bond fund	2,759,336	—	—	2,759,336
Common fund/collective trust	—	4,580,135	—	4,580,135
TRW Common Stock Fund	5,057,042	—	—	5,057,042
Total investments at fair value	$21,920,264	$4,580,135	$—	$26,500,399

5. Related-Party Transactions

Certain plan investments are units of participation in a common trust fund and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Likewise, TRW Automotive U.S. LLC is the plan sponsor and, therefore, transactions in shares of its Parent TRW Automotive Holdings Corp.’s stock also qualify as party-in-interest transactions. These transactions are exempt from the prohibited transactions rules under ERISA.

6. Risks and Uncertainties

The Plan allows for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, foreign exchange, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated
June 5, 2012, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits as reported in the Plan’s financial statements	$34,208,903	$27,960,701
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	108,669	111,282
Net assets available for the benefits pursuant to the Form 5500	$34,317,572	$28,071,983

TRW Automotive
Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

8. Difference Between the Financial Statements and Form 5500 (continued)

The following is a reconciliation of net gains from investments:

Year Ended December 31, 2012

Interest and dividends from investment	$780,307
Net realized/unrealized depreciation from investment accounts	5,122,542
Net investment gain from investments as reported in the financial statements	5,902,849
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,613)
Net investment gain from investments as reported in the Form 5500	$5,900,236

9. Subsequent Events

Management had evaluated and concluded that there were no subsequent events for the Plan through June 26, 2013, the date the financial statements were available to be issued.

Supplemental Schedule

TRW Automotive Retirement Savings Plan for Hourly Employees

EIN: 13-3369789                                Plan Number: 058

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investments	Historical Cost	Current Value

American Funds	American Funds EuroPacific Growth Fund — Class R5	$	$1,156,243

Brokerage Accounts	Self Directed Brokerage Account		9,192

Fidelity*	Fidelity Capital Appreciation Fund		907,920
	Fidelity Freedom Income Fund		94,196
	Fidelity Freedom 2000 Fund		21,878
	Fidelity Freedom 2005 Fund		164,724
	Fidelity Freedom 2010 Fund		161,652
	Fidelity Freedom 2015 Fund		313,666
	Fidelity Freedom 2020 Fund		1,104,630
	Fidelity Freedom 2025 Fund		1,052,537
	Fidelity Freedom 2030 Fund		988,488
	Fidelity Freedom 2035 Fund		763,129
	Fidelity Freedom 2040 Fund		1,190,920
	Fidelity Freedom 2045 Fund		202,734
	Fidelity Freedom 2050 Fund		194,112
	Fidelity Freedom 2055 Fund		8,876
	Fidelity Managed Income Portfolio II		4,007,019
	Spartan 500 Index Institutional Class		801,030

PIMCO	PIMCO Total Return Fund — Administrative Class		3,157,458

Dodge & Cox	Dodge & Cox Balanced Fund		1,140,393
	Dodge & Cox Stock Fund		1,103,166
	Dodge & Cox International Stock Fund		244,447

ING	ING Small Company Fund		1,672,034

Hartford	Hartford MidCap Fund		1,922,184

TRW Automotive*	TRW Common Stock Fund	3,439,100	7,748,926

Victory	Victory Diversified Stock — Class A		1,901,433

DWS	DWS RREEF Real Estate Securities Fund		352,615
		3,439,100	32,385,602

Other	Interest-bearing cash		1,475

Participants*	Participant loans, interest rates range from 3.25% to 9.25%, with various maturity dates		1,992,979
Total assets held		$3,439,100	$34,380,056

*Parties in interest

Note: Historical cost information is disclosed for the TRW Stock Fund since investments can be either participant- or nonparticipant-directed. Historical cost information is not disclosed for all other investments since they are solely participant-directed.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Retirement Savings Plan for Hourly Employees
(Name of Plan)

By: /s/ Joseph S. Cantie
Joseph S. Cantie
Date June 26, 2013	Vice President and Chief Financial Officer
Kelsey-Hayes Company

TRW AUTOMOTIVE HOLDINGS CORP.

ANNUAL REPORT ON FORM 11-K

INDEX TO EXHIBITS

Exhibit Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm